Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

Amcor 2018 full year results 21 August 2018 Ron Delia Managing Director & CEO Michael Casamento CFO

Disclaimer Cautionary Statement Regarding expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’ and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’ filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’ annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the first quarter of calendar year 2019. 2

Disclaimer continued Cautionary Statement Regarding Forward-Important Additional Information Will Be Filed with the SEC In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). Participants in the Solicitation Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’ directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s Non-IFRS information Results shown refer to underlying results unless otherwise indicated. Underlying earnings is defined and reconciled on slide 47. Certain non-IFRS financial information has been presented within this presentation. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business. Amcor uses these measures to assess the performance of the business and believes that the information is useful to investors. Non-IFRS information, including underlying earnings and average funds employed have not been audited but have been extracted from Amcor’s annual financial report. Looking Statements cont. You can obtain copies of Bemis’ filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Legal Disclosures directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Full year results available information Amcor has today released a package of information relating to its financial results for the full year ended 30 June 2018. Information contained in this presentation should be read in conjunction with information contained in the associated News Release and Webcast, available at www.amcor.com NOTE: Throughout this document all outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the first quarter of calendar year 2019. 3

Safety Lost-time frequency rate Recordable-case frequency rate 1.80 1.60 1.40 1.20 1.00 0.80 0.60 0.40 0.20 0.00 8 7 6 Acquisition 5 0.8 4 3 0.7 0.6 0.6 0.5 2.0 2.0 2.0 2 1 0 2008 to 2012 data includes the demerged Orora business. Total rates for 2015 and onwards includes acquired businesses from the first day of ownership. *The increase in the frequency rates between 2016 and 2017 reflects the inclusion of the Alusa and Sonoco acquisitions Committed to our goal of ‘no injuries’ 4 7.4 5.1 4.14.0impact 3.4 2.62.42.6 1.6 Acquisition impact 1.2 1.0 0.90.80.9

Full year results

Summary(1) • Encouraging signs heading into the 2019 financial year • • • Modest improvement in volumes in the North America beverage segment Earnings headwinds have started to slow in some regions from the lag in passing on higher raw material costs Emerging markets growth of 4% in H2 • • Earnings in line with prior year in constant currency terms Continued pricing and cost actions • • Pricing actions: systematic recovery of higher input costs Cost actions: adapting cost base to reflect lower volumes in some parts of the business • Good progress on strategic initiatives • Long-term supply agreements with several global customers; commissioning of new plants in India and Mexico; Sustainability Centre of Excellence to support Amcor’s environmental pledge Amcor and Bemis combination to drive substantial value creation for shareholders • Expect constant currency earnings growth in the 2019 financial year Long-term growth potential remains substantial (1) Throughout this document, all references to June 18 are to statutory earnings and references to June 17 are to underlying earnings unless otherwise indicated. Underlying earnings for June 17 are defined and reconciled on slide 47. Growth rates are on a constant currency basis. 6 results(1) Full year • PAT and EPS in line with last year in constant currency terms • Outstanding cost performance across the business • Ongoing net benefit from US tax reform Solid cash flow and balance sheet • Free cash flow of USD 194 million • Net debt / PBITDA 2.7 times Full year dividend up 5% to 45.0 US cents per share USD million Jun 17 Jun 18 % Constant Currency % • PBIT 1,088.2 1,085.5 (0.2) (3.3) PBIT margin (%) 12.0 11.6 • Free cash flow 245.3 194.1 Return on funds employed (%) 20.4 19.0 Dividend (US cents) 43.0 45.0 Constant currency earnings in line with last year Encouraging indications as we enter the 2018/19 financial year (1) Throughout this document, all references to June 18 are to statutory earnings and references to June 17 are to underlying earnings unless otherwise indicated. Underlying earnings for June 17 are defined and reconciled on slide 47. 7 PAT701.2724.03.3(0.2) EPS (US cents)60.662.63.3(0.2) Sales revenue9,101.09,319.12.4(0.6)

Flexibles segment

- PBIT modestly lower than last year in constant currency terms
  - Excellent cost performance across all businesses
  - Exceptional progress in restructuring with incremental benefits of USD 36 million – now at full run rate;
  - USD 43 million[1] total impact from normal time lag in recovering higher raw material costs
  - Good sales growth in Food Europe, Global Healthcare, Capsules
  - H2 performance improved in Flexibles Asia Pacific
  - Alusa acquisition
    - Lower volumes and higher raw material costs more than offset synergy benefits and volume growth with global customers

USD million[2]	Jun 17	Jun 18	Δ %	Constant Currency Δ %
Sales revenue	6,227	6,535	4.9	(0.1)
PBIT[3]	**804.7**	**835.1**	**3.8**	**(1.5)**
PBIT margin %	12.9	12.8		
Average funds employed	3,300	3,475		
Return on funds employed %	24.4	24.1		
Operating cash flow	863.2	852.9		

Exceptional execution on cost and restructuring initiatives. Organic growth in emerging markets improved in H2

1. The net adverse impact on PBIT in the 2017/18 financial year, was approximately USD 35 million in the legacy business, with an additional adverse impact across all recently acquired businesses of approximately USD 8 million.
2. See slide 46 for Euro equivalent.
3. References to June 18 are to statutory earnings and references to June 17 are to underlying earnings unless otherwise indicated. Underlying earnings for June 17 are defined and reconciled on slide 47.

amcor 8

Flexibles full year outlook for 2018/19 In constant currency terms, the Flexibles segment is expected to deliver solid PBIT growth in the 2018/19 financial year, compared with PBIT of USD 835.1 million achieved in the 2017/18 year. This takes into account: • modest organic growth, which assumes no earnings impact related to movements in raw material costs; net benefit from prior period acquisitions of approximately USD 10 million after deducting costs to achieve to be incurred in the first half; and incremental and final restructuring benefits related to initiatives previously announced on 9 June 2016, of approximately USD 10 million. • • Earnings in the first half of the 2018/19 financial year are expected to be modestly higher than the prior year, subject to raw material cost development through the remainder of the first half. Note: Outlook comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the first quarter of calendar year 2019. 9

Rigid Plastics segment • Beverage • Weak customer and market volumes negatively impacted North America beverage and Bericap earnings • North America Beverage - organic volumes 5% lower; unfavourable mix; limited ability to flex costs in H2 Specialty Containers • Sonoco acquisition contributed approximately USD 10 million of additional earnings compared to prior year; partly offset by timing of new business wins and losses Latin America earnings in line with prior period Commenced initiatives to reduce structural costs and position the business for higher earnings leverage going forward Constant Currency % USD million Jun 17 Jun 18 % Sales revenue 2,877 2,788 (3.1) (1.8) • Average funds employed 1,668 1,835 Return on funds employed % 20.5 17.0 Operating cash flow 373.4 331.7 • • Excellent cost performance. Modest volume improvement to start the 2019 financial year 10 PBIT342.7312.0(8.9)(7.2)

Rigid Plastics full year outlook for 2018/19 The Rigid Plastics segment is expected to deliver solid underlying PBIT growth in the 2018/19 financial year, compared with USD 312.0 million achieved in the 2017/18 year. This takes into account: • • modest organic growth; net benefit from prior period acquisitions of approximately USD 5 million to USD 10 million after deducting costs to achieve to be achieved in the first half of the 2018/19 financial year; and approximately USD 5 million to USD 10 million of benefits from restructuring initiatives reflecting the 2018/19 financial year benefits of the restructuring initiatives detailed today. These benefits will be weighted towards the June 2019 half year. • Earnings in the first half of the 2018/19 financial year are expected to be modestly higher than the prior year, subject to volume development across the business in the first half. 11

Cash flow USD million • Solid cash flow Jun 17 Jun 18 PBITDA 1,447.0 1,441.8 • Interest increased due to depreciation of USD against currencies in which borrowings are drawn and higher floating rates in the USA Cash investment in flexibles restructuring now complete Interest (176.7) (196.9) (149.7) Tax (160.2) Capital expenditure (379.2) (372.1) 17.6 Working capital 159.0 • Flexibles segment restructuring (98.1) (60.8) Other (57.4) 41.0 • Operating cash flow for 2018 is net of USD 35 million of integration and restructuring payments Dividends and other equity distributions (489.1) (526.8) 2018/19 free cash flow expected to be USD 200 million to USD 300 million 12 Free cash flow245.3194.1 Operating cash flow734.4720.9

Balance sheet and debt profile Balance sheet Debt profile Jun 17 Jun 18 Jun 18 Net debt (USD million) 4,050 3,872 Fixed / floating-interest rate ratio 49% fixed Bank debt / total debt 21% bank Net finance costs (USD million) 187.0 204.8 Undrawn committed facilities (USD million) 1,467 PBITDA interest cover (x) 7.8 7.0 Non-current debt maturity (years) 5.6 Net debt / PBITDA (x) 2.7 2.7 Strong balance sheet Liquidity • • • Lower debt balance Leverage at 2.7x 2018/19 financial year net finance cost guidance USD 200 million - 210 million • • • Diverse mix, balanced maturity profile USD 775 million bank facility refinanced to 2021 Issued new 10 year, USD 500 million bond in the US Balance sheet provides capacity to invest for future growth 13

Long-term growth potential....

Amcor Strategy FLEXIBLE PACKAGING RIGID PLASTIC CONTAINERS SPECIALTY CARTONS CLOSURES 15 THE leading global packaging company Our winning aspiration WINNING FOR CUSTOMERS, EMPLOYEES, INVESTORS AND THE ENVIRONMENT: Our differentiated capabilities THE AMCOR WAY: Our businesses FOCUSED PORTFOLIO:

Amcor shareholder value creation model Dividend (~ USD 500m) Growth in line with EPS ~ 4% yield Total shareholder value of 10-15% per annum with low volatility Strong, defensive cash flow Organic EPS growth of ~ 3-4% Reinvestment (~ USD 400m) Acquisitions and/or buy-backs (~ USD 200-300m) EPS growth of ~ 2-7% 16

Sustainability: Leading by example We are the first packaging company pledging to develop all packaging to be recyclable or reusable by 2025 Develop all our packaging to be recyclable or reusable by 2025 Significantly increase our use of recycled materials in our packaging Work with others to drive consistently greater worldwide recycling of packaging 17

Amcor and Bemis combination: Key messages Amcor and Bemis combination to create the global leader in consumer packaging ...Stronger value proposition for customers, employees and the environment …Substantial value creation for all shareholders …Two proud histories, one great future 18

Amcor and Bemis combination: Strategic Rationale Stronger value proposition for customers, employees and the environment Greater scale to better serve customers in every region Increased exposure to attractive end markets & product segments Best-in-class operating and innovation capabilities Comprehensive global footprint Continued strong commitment to environmental sustainability Greater depth of management talent 19

The global leader in flexible packaging

Flexible packaging

Comprehensive global *flexible packaging* footprint

Amcor Flexibles[1] | Bemis[2] | Combined company


USD 5bn
~110 plants
USD 4bn
~50 plants
USD 9bn
~160 plants
North America
Latin America
Asia Pacific
EMEA

1. Based on CY17 revenues, excluding specialty cartons
2. Amcor management estimates based on Bemis CY17 revenues

amcor

20

Flexible packaging Leadership positions and scale in all key regions Flexibles North America Flexibles Europe Flexibles Asia Amcor Bemis Combined company Amcor Bemis Combined company Flexibles Latin America Amcor Bemis Combined company Amcor Bemis Combined company Note: Revenue in USD billion and based on CY17 revenues; Amcor revenues exclude specialty cartons; Bemis amounts based on Amcor estimates of CY17 revenues 21 0.9 0.4 0.5 1.4 1.2 0.2 3.2 2.9 0.3 3.4 0.5 2.8

Best-in-class capabilities…Greater differentiation…Global platform Amcor brings: 13 12 11 10 9 8 7 6 5 4 Amcor Flexibles segment % EBIT return on sales • • • • Track record of growth through acquisition Strong relationships with Global Key Accounts Long history of profitable emerging markets participation The Amcor Way: Differentiated capabilities to drive competitive advantage and financial impact 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 …evolving over time…contributing to the bottom line Commercial Excellence – profitability analysis, mix optimisation, key account management Cash and Capital Discipline – working capital, M&A, synergy capture Operational Leadership – procurement savings, TCO benefits 22 AlcanAmcor

Best-in-class capabilities…Greater differentiation…Global platform Bemis North America CY17: $2.8 bn sales, 13.4% margin Bemis brings: • • • • Material science and technology Meat & cheese Dairy & liquids Specialty food & meals Other food Beverage wraps Other non-food R&D resources and infrastructure, incl. Innovation Centre Strong relationships with key customers Long history of profitable participation in attractive segments Protein packaging Barrier films Global growth drivers • • Rising protein consumption Longer shelf life –> higher barrier requirements Bemis Innovation Centre • On-going conversion from glass and metal Greater packaging functionality - higher performance materials • 23 Meat & Cheese Liquids

Amcor and Bemis combination: financial rationale Substantial value creation for all shareholders Compelling transaction metrics Stronger financial profile going forward Greater liquidity for investors Cash and tax free 24

Significant cost synergy benefits Substantial cost synergy opportunity of USD 180 million p.a. (4-5% of Bemis sales)1 Estimated synergies Estimated synergy realisation (USD m) 180 Estimated USD 180 million cost synergies Potential for additional sources of synergies2 40% 100% Year 1 Year 2 Year 3 Estimated cost to implement of USD 150 million3 expected to be funded by capex and working capital synergies ProcurementOperationsG&A & other costs Total cost synergies Further synergies Total potential synergies 1. 2. 3. Incremental to Bemis’ “Agility” improvement plan Any additional synergies would be additive to the transaction metrics Estimated costs expected to be incurred in years 1 and 2 25 20% 40% 130 65

Summary • • Encouraging signs heading into the 2019 financial year Continued focus on growth levers within our control • Continued strong progress on strategic priorities that will drive earnings growth going forward • Expect constant currency earnings growth and strong cash flow in 2018/19 Bemis transaction • • • Significant value creation opportunity Targeted to close in first quarter of calendar year 2019 Long-term growth potential of Amcor remains substantial

Amcor 2018 full year results Appendix slides

Amcor share register analysis at 7 August 2018 Geographic dispersion 1% 7% 16% 14% Offshore shareholders Australian shareholders 33% 29% Retail Institution - North America Institution - Asia Institution - Australia Institution - Europe Institution - Rest of world Source: Amcor share register analysis 28 growth(1) FY 2017/18 PBIT Sources of PBIT Segment PBIT Market PBIT - organic(2) Acquisitions Organic Reported Developed Markets Emerging Markets Flexibles Rigid Plastics (1) Growth rates expressed in constant currency terms. (2) Excludes AMVIG and Corporate costs. 29 -3% -3% -2% -7% 0% -3% -3%

Restructuring costs incurred during FY 2017/18 USD million P&L costs Cash costs Restructuring and integration costs 35.9 35.0 Impairment costs 4.4 - Flexibles segment restructuring - 60.8 Total 40.3 95.8 30

FX translation impact PAT currency exposures(1) EUR, 30-40% USD(2), 30-40% Other currencies(3), 25-35% (1) Approximate range. (2) Includes all businesses effectively managed as USD functional currency businesses. (3) Includes all currencies other than USD and EUR. 31 Total currency impact USD million PBIT 34 PAT 24 Other currencies(3):USD Other currencies weighted average vs USD strengthened for FY18 vs FY17 average rates USD million impact on PAT for FY18 Other currencies weighted average vs USD weakened for Jul 18 average rate vs FY18 average rate <1% 1 (10%) EUR:USD Euro strengthened vs USD. Average USD to EUR rate FY18 0.8383 vs FY17 0.9180 USD million impact on PAT for FY18 Euro weakened vs USD. Jul 18 average USD to EUR rate 0.8559 vs FY18 average rate of 0.8383 9% 23 (2%)

Finance and cash expectations – FY 2018/19 Net financing costs USD 200 million - USD 210 million(1) •Cash costs in line with P&L charge Effective tax rate between 17.0% and 18.0% • Cash tax 85-95% of P&L charge Corporate costs USD 85 million - USD 95 million(2) Free cash flow USD 200 million - USD 300 million(3) Note: All outlook and guidance comments relate to Amcor on a stand-alone basis and therefore exclude any impact from the Bemis transaction announced on 6 August 2018. Subject to closing conditions, the transaction is targeted to close in the first quarter of calendar year 2019. (1) In constant currency terms. Interest costs are expected to be lower in the second half of the 2019 financial year compared with the December 2018 half year, following the maturity of high cost fixed rate debt in the USA and Europe. In constant currency terms. After deducting capital expenditure and dividend payments 32 (2) (3)

Cash flow 33 USD million Jun 17 Jun 18 PBITDA 1,447.0 1,441.8 Interest (176.7) (196.9) Tax (160.2) (149.7) Capital expenditure (379.2) (372.1) Movements in working capital 159.0 17.6 Flexibles segment restructuring (98.1) (60.8) Other (57.4) 41.0 Operating cash flow 734.4 720.9 Dividends and other equity distributions (489.1) (526.8) Free cash flow 245.3 194.1 Acquisitions (336.2) (13.2) Movements in share capital, foreign exchange rate changes and other (79.5) (57.0) Cash increase in net debt (170.4) 123.9

Working capital performance to sales(1) (%) Amcor average working capital 10.6% 9.6% 9.6% 9.5% 8.9% 8.7% 8.6% 8.3% Jun 11 Jun 12 Jun 13 Jun 14 Jun 15 Jun 16 Jun 17 Jun 18 Solid working capital performance (1) Working capital to sales from December 2013 onwards exclude the demerged Orora business. Prior periods are presented inclusive of Orora. 34

Debt profile Jun 2018(1) 50% (1) Gross debt excluding cash and cash equivalents. (2) Commercial paper backed up by bank facilities maturing in CY 2019 and CY 2020. 35 USD million Facility Drawn at 30 Debt currency profile Other 6%EUR AUD25% 19% USD Overdrafts/leases/other - 148 Commercial paper(2) - 760 CY2018 299 299 CY2019 1,385 634 CY2020 681 116 CY2021 1,121 927 CY2022 867 150 CY2023 368 368 CY2024 - - CY2025 - - CY2026 596 596 CY2027 - - CY2028 495 495

Focused portfolio and balanced global footprint FY 2017/18 sales FY 2017/18 Australia, NZ 5% sales Rigid Plastics 30% Emerging Markets 30% Western Europe 32% Flexibles 70% North America 33% Focused portfolio Balanced global footprint 36

Focused portfolio by substrate and end market FY 2017/18 sales by end market FY 2017/18 Aluminium 14% sales by substrate Other 6% Home & Personal care 4% Food 37% Fibre 13% Healthcare 14% Tobacco Packaging 14% Plastics 73% Beverage 25% Common substrates Defensive end markets 37

Historic performance – underlying half yearly PBIT (1) Euro equivalent (2) June 2017 and December 2016 PBIT have been negatively impacted by measures taken to eliminate Amcor’s financial exposure to Venezuela as at 30 June 2016. The negative impact comparing June 2017 with June 2016 is approximately USD 15 million and is approximately USD 25 million when comparing December 2016 with December 2015. 38 MillionDec 13Jun 14Dec 14Jun 15Dec 15Jun 16Dec 16Jun 17Dec 17Jun 18 FlexiblesEUR289317308344321360340399337363 USD million Dec 13 Jun 14 Dec 14 Jun 15 Dec 15 Jun 16 Dec 16 Jun 17 Dec 17 Jun 18 Flexibles(1) USD 388 435 397 388 354 402 373 432 397 438 Rigid Plastics USD 128 170 139 182 154 199 144(2) 199(2) 144 168 Investments/Other USD (24) (15) (17) (25) (19) (34) (21) (38) (27) (34) Total USD 492 590 519 546 489 566 496 592 514 572

sales(1) Flexibles – historic performance half yearly (1) Refer slide 46 for Euro equivalent. (2) Sales to June 2014 are based on the legacy Flexibles Europe and Americas business group. Effective 1 July 2015 the Flexibles Europe and Americas business group was separated into two separate businesses – Flexibles Europe, Middle East and Africa and Flexibles Americas. Comparative information for Dec 14 and Jun 15 was restated at the time of the announced separation. 39 USD million Dec 13 Jun 14 Dec 14 Jun 15 Dec 15 Jun 16 Dec 16 Jun 17 Dec 17 Jun 18 Europe, Middle East and Africa(2) 2,000 2,158 1,696 1,590 1,530 1,562 1,469 1,539 1,580 1,741 Americas(2) 252 262 223 293 401 435 414 436 Specialty Cartons 740 742 688 661 673 693 652 605 605 640 Asia Pacific 612 612 647 569 601 568 605 597 610 604 Eliminations (38) (47) (37) (33) (41) (36) (37) (39) (43) (52) Total 3,314 3,465 3,246 3,049 2,986 3,080 3,090 3,137 3,166 3,369

Flexibles raw material cost inflation

		Resin (ex PET)				Aluminium	Liquids
		All regions	*Asia*	*Europe*	*Americas*		
1H 2017/18	December 17 vs June 17	*+9%*	*+8%*	*+5%*	*+13%*	*+10%*	*Up to 36%*
March 18 YTD	Cumulative since June 17 to March 18	*+14%*	*+17%*	*+11%*	*+15%*	*+10%*	*Up to 67%*
FY 2017/18	Cumulative since June 17 to June 18	*+15%*	*+16%*	*+8%*	*+21%*	*+19%*	*Up to 50%*

amcor

Data reflects LDPE (Asia, EU, US, Latam), HDPE (Asia, EU, US), LLDPE (Asia, EU, US) ,PPH (Asia, EU, US) and PPC (EU, US)
Data sourced from IHS, ICIS and Platts
Aluminium reflects LME quoted prices
Liquids refers to inks, solvents and adhesives and is based on Amcor analysis

40

Rigid Plastics – historic performance half yearly sales (1) December 2016 and June 2017 sales in Latin America were negatively impacted by measures taken to eliminate Amcor’s financial exposure to Venezuela as at 30 June 2016. The negative impact comparing June 2017 with June 2016 is approximately USD 400 million and is approximately USD 200 million when comparing December 2016 with December 2015. 41 USD million Dec 13 Jun 14 Dec 14 Jun 15 Dec 15 Jun 16 Dec 16 Jun 17 Dec 17 Jun 18 North America 963 1,150 965 1,113 988 1,071 1,033 1,163 984 1,116 Latin America 465 467 520 557 497 643 269(1) 248(1) 279 254 Bericap 64 86 79 84 77 81 75 89 73 82 BG/India (2) (1) (1) - - - - - - - Total 1,490 1,702 1,563 1,754 1,562 1,795 1,377 1,500 1,336 1,452

NAB(1) Rigid Plastics - beverage volumes, mix & seasonality Lower volumes, adverse mix vs prior year Less ability to flex costs in H2 vs H1 FY18 Volume Growth vs FY17 FY18 Volume Seasonality (H1=100) 1. NAB – North America Beverage 42 H1 H2 Total NAB Volume 100 116 Hot fill volume 100 138 H1 H2 Full Year Total NAB volume (7)% (3)% (5)% Hot Fill volume (14)% (5)% (9)%

Rigid Plastics – product mix Total sales revenue(1) USD 2,788 million Latin America sales revenue(1) USD 533 million North America sales revenue(1) USD 2,255 million 5% 7% 16% 29% 37% 28% 30% 13% 71% 30% CSDW Custom Specialty Containers Bericap closures 34% (1) Sales revenue for the full year ended 30 June 2018. 43

Rigid Plastics – North America Custom Containers Specialty Containers 9,000 800 8,000 700 7,000 600 6,000 500 5,000 400 4,000 300 3,000 200 2,000 100 1,000 0 0 FY2017 Acquisition Volume/ Price/ Mix FY2018 FY2017 Decline FY2018 44 Million units 8,414 7,654 Sales revenue (USD million) 642 679

Track record of growth by acquisition 700 600 500 400 300 200 100 0 2012 2013 2014 2015 2016 2017 Total spend (USDm)(1) 273 191 104 58 655 323 Number of acquisitions 3 4 3 2 8 3 (1) Spend based on announced cost. 45 Note: Periods shown are full financial years. USD million spend Rigid Plastics Flexibles Americas Flexibles Europe Specialty Cartons Flexibles Asia Pacific

Flexibles segment – Euro results (1) Sales to June 2014 are based on the legacy Flexibles Europe and Americas business group. Effective 1 July 2015 the Flexibles Europe and Americas business group was separated into two separate businesses – Flexibles Europe, Middle East and Africa and Flexibles Americas. Comparative information for Dec 14 and Jun 15 was restated at the time of the announced separation. 46 EUR million Jun 17 Jun 18 % Sales revenue 5,716 5,478 (4.2) PBIT(1) 738.8 700.0 (5.3) PBIT margin % 12.9 12.8 Average funds employed 3,029 2,913 Return on funds employed % 24.4 24.1 Operating cash flow 792.4 714.9 Sales EUR million Dec 13 Jun 14 Dec 14 Jun 15 Dec 15 Jun 16 Dec 16 Jun 17 Dec 17 Jun 18 Europe, Middle East and Africa(1) 1,475 1,556 1,231 1,341 1,386 1,399 1,340 1,422 1,344 1,440 Americas(1) 266 290 202 263 366 402 352 361 Specialty Cartons 551 541 534 587 610 621 595 559 515 529 Asia Pacific 455 446 503 506 544 509 552 552 519 499 Eliminations (14) (14) (13) (13) (36) (32) (35) (37) (38) (43) Total 2,467 2,529 2,521 2,711 2,706 2,760 2,818 2,898 2,692 2,786

Results (1) Refer to slide 48 further details. 47 Key ratios PBIT margin (%) 12.0 11.6 Return on funds employed (%) 20.4 19.0 EPS (US cents) 60.6 62.6 Free cash flow (USD million) 245.3 194.1 Sales revenue 9,101.0 9,319.1 - - 9,101.0 9,319.1 PBITDA 1,311.5 1,441.8 (135.5) - 1,447.0 1,441.8 - Depreciation and amortisation (358.8) (356.3) - - (358.8) (356.3) PBIT 952.7 1,085.5 (135.5) - 1,088.2 1,085.5 - Net finance costs (187.0) (204.8) - - (187.0) (204.8) Profit before tax 765.7 880.7 (135.5) - 901.2 880.7 - Income tax expense (151.7) (145.3) 31.3 - (183.0) (145.3) - Non-controlling interest (17.0) (11.4) - - (17.0) (11.4) Profit after tax 597.0 724.0 (104.2) - 701.2 724.0 Statutory result Adjustments(1) Underlying result USD million 2017 2018 2017 2018 2017 2018

Details of adjustments 48 USD million Flexibles EUR million Flexibles Rigid Plastics Investments / Other Consolidated Income statement 2017 2018 2017 2018 2017 2018 2017 2018 2017 2018 Flexibles segment restructuring (124.4) - (135.5) - - - - - (135.5) - Total PBIT adjustments (124.4) - (135.5) - - - - - (135.5) - Tax on adjustments 28.8 - 31.3 - - - - - 31.3 - Total PAT adjustments (95.6) - (104.2) - - - - - (104.2) -

Non-IFRS information The following notes provide further details of certain non-IFRS financial measures used throughout this presentation: Operating cash flow is cash flow from operating activities calculated in accordance with IFRS and extracted from Amcor’s financial statements, adjusted to take into account capital expenditure and other items. This measure is reconciled to cash flow from operating activities as follows: 2017 USD million 734.4 379.2 (82.8) (3.4) 2018 USD million 720.9 372.1 (156.6) 0.7 Operating cash flow Capital expenditure Proceeds on disposal of PP&E Other items Cash flow from operating activities 1,027.4 937.1 Free cash flow is operating cash flow (refer above) less dividends and other equity distributions paid during the period calculated in accordance with IFRS and extracted from Amcor’s financial statements. Movement in net debt is reconciled to the net increase in cash held calculated in accordance with IFRS and extracted from Amcor’s financial statem ents as follows: 2017 USD million (3,959.5) 3,745.1 57.8 (13.5) 2018 USD million (4,519.4) 4,660.0 (9.8) (5.8) Proceeds from borrowings Repayment of borrowings Net increase in cash held Effects of exchange rate changes on cash and cash equivalents Other items Cash increase in net debt (0.3) (1.1) (170.4) 123.9 49